Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rap Plug Inc.
1103 Silvergate Lane
Mableton , GA 30126
https://rappluglive.com/

Up to $999,998.56 in Common Stock at $2.27
Minimum Target Amount: $9,999.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rap Plug Inc.
Address: 1103 Silvergate Lane , Mableton , GA 30126
State of Incorporation: DE
Date Incorporated: August 05, 2018

Terms:

Equity

Offering Minimum: $9,999.35 | 4,405 shares of Common Stock
Offering Maximum: $999,998.56 | 440,528 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.27
Minimum Investment Amount (per investor): $249.70

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family

Invest within the First 72 hours and receive an additional 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest in the next 10 days and receive an additional 5% bonus shares.

Amount Based:

Tier 1: $500

Rap Plug T-Shirt + Mask

Tier 2: $1,000

One Performance slot at a Rap Plug Artist Showcase

Definition: An artist performance slot is a 5-10 min performance on a stage / platform provided by Rap Plug in front of a physical or digital audience.

Definition: A artist showcase is an event held by Rap Plug for artists and or aspiring

music industry professionals to collaborate, connect and showcase their skills and talent.

Rap Plug T-Shirt + Mask

Tier 3: $5,000

VIP pass to All Exclusive Rap Plug events

One Performance Slot at a Rap Plug Artist Showcase

Rap Plug T-Shirt + Mask

Tier 4: $10,000

5% bonus shares.

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Two Performance slots at a Rap Plug Artist Showcase

2 Rap Plug T-Shirts / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

RoundTable One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Tier 5: $25,000

7% Bonus shares

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Perform at Rap Plug Artist Showcases

Rap Plug T-Shirt / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

Round Table One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Tier 6: $50,000

10% Bonus shares

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Perform at Rap Plug Artist Showcases

Rap Plug T-Shirt / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

RoundTable One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Platinum Investor Member Club

Promoted on website

Promoted in an email blast (150K +)

VIP section at events

Special Edition Rap Plug Merchandise

All-Access Pass at selected Events

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Rap Plug will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $227. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

People should invest in our company because we have a team of experts who are dedicated to making our company a success. We have secured partnerships with MAJOR celebrities and influencers such as Rick Ross and more. We have a team that has the experience, expertise, and relationships to bring our vision to life. Furthermore, people should invest in our company because we have a product that has been tested, validated and generating revenue. People should invest in our company because we believe we are the next BIG thing in Hip Hop and are on track to generate millions in revenue.

TRACTION:

200 + Industry Pros - Rap Plug has partnered with over 200 + Grammy Nominated and or award-winning music industry professionals, top music industry executives, producers, engineers, songwriters, managers, lawyers, publicists and more.

Rap Plug is an alumnus of the Comcast NBC Universal The Farm Accelerator powered

by Boomtown Accelerators.

Thousands of Activated Accounts - Rap Plug has acquired and activated users/accounts on our platform paid and unpaid members who have tested, validated and used our platform to be entertained and or educated by top industry influencers and or professionals.

650,000 + Seed Investments - Rap Plug has raised over 650,000 dollars in seed capital from friends, family and angel investors.

Generated thousands in Revenue - Rap Plug has generated thousands in revenue from online content, service offerings to artists and sold-out success events and activations from Coast to Coast.

Built team of 60+ Interns and Staff Members - Rap Plug has built a very robust internship program that consist of 60 plus paid, unpaid and independently contracted staff members. Our team consists of 60+ youth and young adults from five + states and includes partnerships with over 10+ colleges.

Rap Plugs content has been licensed and used by major media companies such as VHI, BET and Hulu

Creating jobs for youth and young adults

Our community consist of diverse professionals and creatives from all over the world

Rap Plug has secured partnerships and or collaborated with major labels, brands and corporations such as but not limited to:

Brand Sponsors & Partnerships

Reebok

Ford

Microsoft

Combs Enterprises

Belaire

MMG

A3C Music Festival

Quality Control

Epic

HitCo

MMG

BET

Pandora

Cookies

Empire

Revolt Summit

Afro Tech

SXSW Music Festival

BET / VHI / HULU

How It Works:

1. Download the app or visit the website and create a FREE account

2. Select and choose the content you would like to watch

3. Comment, Stream and share content on demand

4. Save content you like to your favorites

Enter contests and challenges to PLUG with your favorite industry professionals and or celebrities

With over 50 careers you may not see under the banner of the music industry, we offer top industry professionals who teach masterclasses, tips and best practices without solely focusing on just the artist out front.

Whether you live in a densely populated community or a rural town, it's often hard to learn from legitimate professionals in the industry. We at Rap Plug take our relationships with pros very serious and you'll soon see why with our inhouse star power and academic bandwidth ready to teach.

Our industry pros often share rarely heard tips that will not only inspire but offer easily transferable skills into other industries

Rap Plug generates revenue from the following:

Online Basic Subscription:

Monthly Subscription / $4.99

Online Premium Content / $90.00

Premium Product Description - PPV Content not included in monthly subscription

plan, exclusive content such as Master Class Series and or Docustyle series.

Annual LTV Goal Per Customer: $105.00

Customer Acquisition Strategy:

We plan to launch a series of A List influencer campaigns and Master Classes featuring top rappers and entertainers who have an average of 7 million followers or more. Starting with Rap Mogul Rick Ross and his friends.

REVENUE STREAMS

Sponsorships

Events

Subscriptions

Merchandise

How are we different:

We provide direct access to top music industry professionals.

We provide exclusive access to behind-the-scenes content.

Through our contests and events we give our users access to our celebrities and professionals.

We provide revenue share opportunities for our celebrities and professionals.

We provide job opportunities and programs for users who complete our classes and courses.

We believe we will be The #1 Educational platform for the Hip Hop Industry in two years!

Our Team Consist of industry leaders who collectively have over 30 years of experience building, growing and scaling businesses. Our team has worked with and collaborated with some of the biggest artists, brands and corporations in the world.

Rap Plug Inc was initially organized as "Rap Plug LLC", a Delaware limited liability company on August 5, 2018 and converted to a Delaware Corporation on August 16, 2018.

Branden Criss - Co Founder and CO CEO

Branden Criss is an Innovative leader, marketing consultant and tech entrepreneur with a long track record of success in marketing and growing businesses. He is the Co /Founder of Rap Plug Inc, and a self taught developer and the recipient of multiple awards, board member for multiple nonprofits and start-ups, and a personal

marketing, technology and branding consultant to celebrities, organizations and artists. He recently launched his tech start-up "Rap Plug Inc" a social networking platform for the Hip Hop industry. Branden has raised hundreds of thousands of dollars for his start-up, won numerous pitch competitions, been accepted into multiple tech accelerators and received investments from major entities like Boomtown and ComcastNBC Universal The Farm. Branden has collaborated, consulted and contracted with major corporations, organizations and key influencers like Revolt TV, Combs Enterprise, Microsoft, United Way, SXSW, A3C Music Festival and Conference, BET, Viacom, Magix / Acid Pro Next, Reebok, Quality Control Music, Capitol Records, Eric Bellinger, P Diddy, Master P, Spotify, Sound Exchange and many more. Branden Criss alongside his partner Craig King has recently partnered with Rick Ross a.k.a. "The Boss" (artist/entrepreneur) as part owner of their venture and platform "Rap Plug Live".

https://www.linkedin.com/in/branden-criss-2b18652a/

Craig King - Co Founder and CO CEO

Craig A. King has an extensive background of over 30 years in production, computer programming and engineering. He is the co-founder and CEO of Rap Plug alongside Branden Criss and has recently partnered with Rick Ross a.k.a. "The Boss" (artist/entrepreneur) as part owner.

Current and History

Mr. King produced the music and lyrics for Ford and their 2017 Born To Roll campaign and the music for the 2018 Born To Roll campaign as well. Mr. King worked in the university arena as an Adjunct Instructor at Vanderbilt University and Howard University. Multi-Award winning Craig A. King (The HipHop Technovator) has worked with Grammy award winning artists and producers Will Smith, Ludacris, Aaliyah, Quincy Jones, Kanye West and countless others as a producer and musician. This GRAMMY Voting member and co-owner of Gentle King Technologies has partnered with many powerhouses including Comcast/Universal-NBC, Intel, Microsoft, Ushers New Look Foundation (UNL), Foxconn, The Andrew Young Foundation, BET Africa and MTV Base etc.

https://www.linkedin.com/in/craig-a-king-co-founder-rapplug-28a5097/

Rick Ross Partner and Co-Owner - Serial Entrepreneur, Rapper, Artist, Actor

Rick Ross is a rapper and label boss from Mississippi who has received Grammy nominations He is a prolific artist, both as a solo performer and as a guest, and his Maybach Music Group has put out albums by artists including Wale, Meek Mill, French Montana and Teedra Moses. Ross is held in high esteem within the music industry, signing deals with P. Diddy and earning praise from Pharrell. He is also a business mogul ansd has incested in 20+ businesses and brands such as Maybach Music Group Label, WingStop, Luc Belaire Rosé, Jetdoc, Ethika Music, Rap Snacks, and Verzuz Tv to name a few.

Audrey Irvine Media Consultant - Senior Director, Newsource Newsgathering at CNN

https://www.linkedin.com/in/audrey-p-irvine-416459/

Peter Evans Advisor - Managing Partner, Platform Strategy Institute | Global Speaker | Corporate Strategy & Foresight | NFT Marketplace Advisor | Co-Chair MIT Platform Strategy Summit | Author | DJ https://www.linkedin.com/in/peter-c-evans-phd-217b8/

Laron Walker CTO - Serial Entrepreneur Infatuated with Technology & STEM!

Atlanta Metropolitan Area https://www.linkedin.com/in/laron-a-walker-b1b86022/

Rick Ross Compensation: Rick Ross shall be compensated by equity interests in Rap Plug in the amount of twenty-five (25%) percent and will be outlined in a separate "Common Stock Agreement." Rick Ross will be compensated fifty percent (50%) of all gross revenue generated from events, activations, live streams, concerts, on-demand content, music distribution, content distribution etc., produced by Rap Plug if Rick Ross is involved directly or provided that Client involves, introduces or procures sponsors, partners, talent and or other affiliates directly. *This does not include investments made from Crowd Funding Platforms and or direct investments made not related to or directly and or indirectly from Partner. Rick Ross' equity will be vested after the current StartEngine offering is complete.*

Competitors and Industry

Rap Plug competes in different industries. Our main competitors consist of the following:

MASTER CLASS

• MasterClass is an immersive online experience that offers access to genius by allowing anyone to take online classes with the world's best. ... These video courses are 100% exclusive - MasterClass produces the courses directly with the instructors to capture exactly what the masters want to teach.

• MasterClass costs $180 for the All-Access Pass, which is an annual membership that gives you unlimited access to all its classes until you cancel.

• "Every deal is different." Three years ago, the Hollywood Reporter said that most MasterClass instructors get at least $100,000 upfront and a share of at least 30% of revenue. Recruiting the first instructors was challenging but Rogier says he now turns away nine out of 10 people who want to offer courses

• Current Valuation: $500M - $1B

• Years Active: 5 years

• Monthly Income

• The Free Trial Offer entitles you to access MasterClass' All-Access Pass for the one

(1) day or twenty-four (24) hour period starting from when you submit your account details and payment method and such information is verified by us (the "Free Trial Period"), free of charge.

• EST Annual Revenue: 120M

• Investment YTD: $230 M

• Since MasterClass was founded in 2012, it has participated in 4 rounds of funding. In total MasterClass has raised $230.0M. MasterClass' last funding round was on May 2020 for a total of $100.0M

TIDAL

• Tidal is a music streaming service with access to high-fidelity audio tracks and exclusive releases. The Premium plan with standard audio costs $9.99 per month, while the HiFi plan with lossless audio costs $19.99 per month.

• Jay-Z Invested $56 Million in Music Streaming Service Called Tidal

• The company recorded a gross profit of $44.7 million in 2018

• Tidal's Global Revenue Rose to $148M in 2018

• Artists like Beyoncé, Kanye West, Madonna and Chris Martin to name a few, who all had an ownership stake in the company. Each of the artists reportedly was given 3% equity in the platform, with Jay-Z holding the remaining stake.

• Tidal was founded in 2014

• Tidal generates $20M in revenue

• On January 23, 2017, Sprint Corporation bought 33% of Tidal for a reported $200 million

• Tidal has claimed to have over 3 million subscribers

VERZUZ

Verzuz, is an American webcast series created by producers Timbaland and Swizz Beatz, that airs on Verzuz TV. Verzuz was introduced during the COVID-19 pandemic as a virtual DJ battle, with Timbaland and Swizz Beatz facing off in its first iteration through an Instagram Live broadcast in March 2020.

Verzuz, the popular livestream music platform created by Swizz Beatz and Timbaland, has been acquired by Triller Network, the parent company of the app.

Current Stage and Roadmap

Rap Plug app is currently available for download on the Google Play and Apple Store. Rap Plug is currently generating revenue and cash flow positive.

Future Road Map:

1. Film / edit 10 pieces of content a month

2. Launch content promos and campaigns via social

3. Convert fans into customers

4. Provide incentives to invite new customers / interact with other customers

5. Collaborate with other platforms / labels to increase marketing conversion

6. Collect data and analytics and use data to increase customer LTV

Current Road Map Existing Customer Journey

Sign Up/ Log In

- Email address and password

- Verification email

Search & Explore

Search - Find concerts and classes on the platform Explore - Find any major events occurring globally

Purchase Content

Audio/ Classes/ Concerts/ Showcases / Contest / Docustyle content.

Positives:

Great first impression with clear positioning and celebrity endorsements

Prominent influencers like Rick Ross and Diddy

Comprehensive search functionality to find and access content.

Success points:

An easy way to access quality content

Multiple technical advanced features related to purchasing and live streaming features

Website architecture is intuitive

Uniform user interface

The Team

Officers and Directors

Name: Branden Criss

Branden Criss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Co-Founder
  Dates of Service: October 08, 2018 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents. Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. Starting salary $80,000 a year, equity compensation 25%

Name: Craig King

Craig King 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President / Co-Founder
  Dates of Service: May 02, 2019 - Present
  Responsibilities: 1.Communicating, on behalf of the company, with shareholders, government entities, and the public. 2. Leading the development of the company's short- and long-term strategy 3. Creating and implementing the company or organization's vision and mission 4. Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents 5. Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. 6. Ensuring that the company maintains high social responsibility wherever it does business 7. Assessing risks to the company and ensuring they are monitored and minimized 8. Setting strategic goals and making sure they are measurable and describable. Starting salary $80,000 a year, equity compensation 25%

Other business experience in the past three years:

- **Employer:** Gentle King Technologies
  Title: CEO / Funder

Dates of Service: January 01, 2013 - Present
Responsibilities: To teach music through coding. Provide special services related to HD Tablets in schools. Create applications. White label tablets.

Other business experience in the past three years:

- **Employer:** Comcast NBC Universal
  Title: Partner
  Dates of Service: August 03, 2017 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** Microsoft
  Title: Advisor
  Dates of Service: June 08, 2017 - Present
  Responsibilities: Consult and Advice on important matters

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Rap Plug Inc (also referred to as "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sub-licensing our intellectual property
Leveraging content from third party sources to generate revenue could be considered a risk. Such content would not but owned by us. We may be vulnerable to the use of such content based on not having ownership. Which increase or decrease our demand and internal library of content assets for long term monetization.

Our new products could fail to achieve the sales traction we expect
We can't guaranteed success from every product that we launch most of our products are directly related to the content that we shoot, film, license and or monetize. Some content based products may perform better than others. Some may be removed from our platform based on various reasons. Investments and companies based around content creation come with inhering risk. Poor production, lack of equipment and or talent, lack of access to proper marketing and or distribution of content. Failure of content produced to reach target market of users and customers. Content creators are subject to extra media scrutiny and decisions made by such affiliated content creators outside of our business control may negatively impact the performance of our business.

The nature of the product means there is a high likelihood we will face product

liability lawsuits
Due to the nature of Content creation any creative asset comes with licensing and or approval risk. Lack of ownership, unwillingness to approve use of image and or likeness these issues may limit the use of the content we create and our overall ability to monetize such content created.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Branden Criss	1,669,041	Common Stock	50.0
Craig King	1,669,041	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 440,528 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,799,884 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 8,799,884 shares, includes 8,472,468 shares of Common Stock and 327,416 shares of issued options.

** All other current shareholders except for the Company's CEO and President, Branden Criss and Craig King, have waived their voting rights.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However,

the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $681,450.00
  Number of Securities Sold: 8,422,468
  Use of proceeds: Branding, marketing, establishing company as a entity, protecting intellectual property of company, staffing and developing platform.
  Date: May 08, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue from Sponsored Events, Ticket Sales, and Subscription Sales to customers wanting to watch content from their favorite artists

and music industry professionals.

The Sponsored Events segment generates revenue from 3rd parties promoting their company through live music events managed and operated by the Company. Revenue is collected prior to the event once a contract is signed and recognized once the Company's primary performance obligation of delivering the live music event has been satisfied. During the year ended December 31, 2019, there were sponsored events that generated the majority of the Company's revenues in the amount of $50,000.

The Ticket Sales segment generates revenues from 3rd parties renting the venue managed and operated by the Company to promote their music. Revenue is collected and recognized prior to the event from the artist once a contract is signed. Revenue is collected from customers via the ticketing service Eventbrite and recognized once the Company's primary performance obligation of delivering the live music event has been satisfied.

The Subscription Sales segment consists of both a subscription service and one-time purchases for certain packages of online content. Subscriptions are available in annual and monthly billing cycles. The Company's payments are generally collected at the initiation of the subscription. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenue for fiscal year 2019 was $73,322, while revenue in 2020 was $51,292 a decrease of $22,030 the revenue generated in 2019 came mostly from sponsors who paid Rap Plug to host and facilitate events. As a result, we focused on leveraging our brand to build relationships with more influencers and industry professionals to excite potential sponsors to collaborate with us. In 2019 the music industry was booming with events, concerts, festivals and activations and by leveraging such events we are able to acquire customers for our platform while generating revenue. However in 2020 the COVID 19 Pandemic came and most events were canceled, which caused us to pivot our business model and focus on digital content and events.

Cost of Sales

The cost of revenue in 2019 was $36,363 compared to $18,425 in 2020. The decrease in the cost of revenue was due to the pivot of online events and content creation. It cost less to produce, market and promote such content online versus offline. The new business model focus helped generate revenue and lower cost by leveraging digital content as a product.

Gross Margins

2019 gross profit decreased by $4,092. This decrease had a lot to do with the COVID 19

pandemic and its impact on being able to shoot and film content due to lockdowns and mandatory stay-at-home orders.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services including research and development expenses. Overall operating Expenses in 2020 increased by $18,389 from 2019. Most of this increase was due to increased compensation and overall operating cost to acquire technology, software and labor to support the pivot. The Company purchased a license for new software to provide support for its new pivot in 2020 and also paid its key employees to guide the change in direction of the company.

During the year ended December 31, 2019, there were sponsored events that generated the majority of the Company's revenues in the amount of $50,000. Expenses to provide such services to sponsors annually include travel, staff, advertising, and marketing services.

Historical results and cash flows:

2019 and 2020 were impacted by the Covid pandemic. However, we expect our revenues to increase as we continue to grow due to the access we have to active events, influencers, and celebrities. We will also be filming more content for the platform for digital monetization in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources currently available to the Company is approximately $80,000 in cash and no new debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Most of the funds will be used for marketing, staffing and overall operations so that the company can generate more revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from the campaign are necessary to the viability of the company. The Company will use 90% of the funds raised to make up for the capital needed to scale the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We would be able to operate for approximately three months with the minimum amount raised.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company for approximately two years if we raise our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate raising future rounds of capital. We also plan to take loans.

Indebtedness

- **Creditor:** SBA Disaster Loan
  Amount Owed: $130,400.00
  Interest Rate: 3.75%
  Maturity Date: October 01, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,975,736.68

Valuation Details:

In 2021, we plan to launch a series of A-List influencer campaigns and Master Classes featuring top rappers and entertainers. who have an average of 7 million followers or more. Starting with Rap Mogul Rick Ross and his friends.

$4.99

Monthly Subscription

Three-month churn, LTV $15. Content included in monthly plan.

$90.00

Premium Product

PPV Content not included in the monthly subscription plan.

Indirect Competitive Overview:

Tidal is a Norwegian subscription-based music, podcast and video streaming service that combines lossless audio and high-definition music videos with exclusive content and special features on music. Tidal was launched in 2014 by Norwegian public company Aspiro and is now owned by Project Panther Bidco.

We believe Tidal lacks a free, ad-supported option, so you must either pay $9.99 per month for 320Kbps AAC+ music (Tidal Premium), or $19.99 per month for non-compressed 1411Kbps FLAC audio (Tidal HiFi)—a much higher fidelity than your standard MP3 or audio stream.

Square, Jack Dorsey's digital payments company, is acquiring a majority ownership stake in the music streaming service Tidal. The deal is expected to be a mix of cash and stock of $297 million. Jay-Z, who bought Tidal in 2015 for $56 million, will join Square's board of directors.

Tidal claimed to have over 3 million subscribers in 2016, although the veracity of those claims and the company's reported streaming numbers have been questioned. As of March 2021, Tidal operates in 61 countries.

Yanka Industries, Inc., doing business as MasterClass, is an American online education subscription platform on which students can access tutorials and lectures pre-recorded by experts in various fields. The concept for MasterClass was conceived by David Rogier and developed with Aaron Rasmussen

MasterClass costs $180 for its annual subscription ($15 a month), which gives you unlimited access to all its classes until you cancel.

For $180 per year, consumers have access to all classes. Instructors receive a one-time payment and a revenue cut. In 2017, a source reported MasterClass teachers get at least $100,000 per course plus a 30% revenue cut.

MasterClass, a startup that sells celebrity-taught classes to people, has raised $100 million in a Series E round.

The new financing brings MasterClass' valuation to $800 million, according to Bloomberg, which broke the news of the EdTech company's then-impending funding round earlier this month. MasterClass declined to disclose its new valuation but said that its valuation is higher than $800 million.

Verzuz, is an American webcast series created by producers Timbaland and Swizz Beatz, that airs on Verzuz TV. Verzuz was introduced during the COVID-19 pandemic as a virtual DJ battle, with Timbaland and Swizz Beatz facing off in its first iteration

through an Instagram Live broadcast in March 2020.

Verzuz, the popular livestream music platform created by Swizz Beatz and Timbaland, has been acquired by Triller Network, the parent company of the app.

-

We believe Live Streaming is going to be a $70.5 billion dollar industry by 2021.

-Neilpatel & Staistica Charts

On demand content streaming is going to be a 30.6-billion-dollar industry by 2022.

- Neilpatel & Staistica Charts

Customer Acqusition and Retention Strategy:

COLLABORATE

Partner with celebrities, influencers and brands to create video on demand and or live stream content.

CREATE

Create content. Example: Master Classes, Live Streamed Events, Documentaries.

5-7 Digital Events / Classes a month10 Major Influencers / Celebrities

DESIGN

Design marketing videos, flyers, graphics and campaigns to market content.

2-3 Campaigns a week

MARKET

Launch a series of digital campaigns leveraging social media ads and influencer accounts to target fans and convert them into customers.

Conversion Goal: 1%-5%

MONETIZE

We hope to acquire 5.4 Million customers at an average LTV of $100 dollars over 5-7 years generating 5.4 Million in revenue.

** The Company set its valuation internally, without a formal-third party independent evaluation. The total number of shares outstanding on a fully diluted basis, 8,799,884 shares, includes 8,472,468 shares of Common Stock and 327,416 shares of issued options.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  We will use these funds to support our customer aqusition strategy. We will create digital ads, curate, host and promote events and create content with strategic partners and influencers to convert fans and supporters into paying customers and users on our platform.

- *Company Employment*
  11.5%
  We will use these funds to increase our staffing and hire more developers and technical administrators to enhance the development and overall user experience of our application.

- *Operations*
  15.0%
  We will use these funds to support the overall operations of the company. We will make sure the company has funds needed for any expenses related to the upkeep, maintenance and IP protection of the company.

If we raise the over allotment amount of $999,998.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  We will use these funds to support our customer acquisition strategy. We will create digital ads, curate, host and promote events and create content with strategic partners and influencers to convert fans and supporters into paying customers and users on our platform.

- *Working Capital*
  5.0%
  We will use these funds to support immediate needs such as payments to our legal team, money borrowed, software needs etc.

- *Company Employment*
  20.0%
  We will use these funds to increase our staffing and hire more developers and

technical administrators to enhance the development and overall user experience of our application.

- *Operations*
  25.0%
  We will use these funds to support the overall operations of the company. We will make sure the company has funds needed for any expenses related to the upkeep, maintenance and IP protection of the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rappluglive.com/ (Through Start Engine landing page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rap-plug

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rap Plug Inc.

[See attached]

Rap Plug, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review -Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rap Plug, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 2, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,558	47,108
Total Current Assets	4,558	47,108
TOTAL ASSETS	4,558	47,108
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Customer Deposits	-	12,500
Total Current Liabilities	-	12,500
Long-term Liabilities		
SBA Loan	130,400	-
Total Long-Term Liabilities	130,400	-
TOTAL LIABILITIES	130,400	12,500
EQUITY		
Common Stock – Non-Voting	651	501
Additional Paid in Capital	650,799	500,949
Accumulated Deficit	(777,292)	(466,842)
Total Equity	(125,842)	34,608
TOTAL LIABILITIES AND EQUITY	4,558	47,108

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	51,292	73,322
Cost of Revenue	18,425	36,363
Gross Profit	32,867	36,959
Operating Expenses		
Advertising and Marketing	2,515	12,163
General and Administrative	340,802	312,766
Total Operating Expenses	343,317	324,928
Operating Income	(310,449)	(287,969)
Net Loss	(310,449)	(287,969)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(310,449)	(287,969)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Customer Deposits	(12,500)	12,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,500)	12,500
Net Cash provided by Operating Activities	(322,949)	(275,469)
FINANCING ACTIVITIES		
Additional Paid in Capital	150,000	322,175
SBA Loan	130,400	-
Net Cash provided by Financing Activities	280,400	322,175
Cash at the beginning of period	47,108	402
Net Cash increase (decrease) for period	(42,549)	46,706
Cash at end of period	4,558	47,108

Statement of Changes in Shareholder Equity

	Common Stock Non-voting				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	5,277,082	159	159,291	(178,873)	(19,423)
Issuance of Common Stock	2,728,855	342	341,658	-	342,000
Net Loss	-	-	-	(287,969)	(287,969)
Ending Balance 12/31/2019	8,005,937	501	500,949	(466,842)	34,608
Issuance of Common Stock	386,531	150	149,850	-	150,000
Net Loss	-	-	-	(310,449)	(310,449)
Ending Balance 12/31/2020	8,392,468	651	650,799	(777,292)	(125,842)

Rap Plug, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Rap Plug, Inc. ("the Company") was originally formed as a Limited Liability Company in Delaware on August 15th, 2018 before converting to a Corporation the following day. The Company earns revenue through sponsored events, ticket sales, and subscription sales to its digital content platform containing live videos, writing camps, and masterclasses conducted by various artists and music industry professionals. The Company's headquarters is in Atlanta, Georgia.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues from Sponsored Events, Ticket Sales, and Subscription Sales to customers wanting to watch content from their favorite artists and music industry professionals.

The Sponsored Events segment generates revenues from 3rd parties promoting their company through live music events managed and operated by the Company. Revenue is collected prior to the event once a contract is signed and recognized once the Company's primary performance obligation of delivering the live music event has been satisfied. During the year ended December 31, 2019, there was a sponsored events that generated the majority of the Company's revenues in the amount of $50,000.

The Ticket Sales segment generates revenues from 3rd parties renting the venue managed and operated by the Company to promote their music. Revenue is collected and recognized prior to the event from the artist once a contract is signed. Revenue is collected from customers via the ticketing service Eventbrite and recognized once the Company's primary performance obligation of delivering the live music event has been satisfied.

The Subscription Sales segment consists of both a subscription service and one-time purchases for certain packages of online content. Subscriptions are available in annual and monthly billing cycles. The Company's payments are generally collected at the initiation of the subscription. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Revenue	**2020**	**2019**
Sponsored Events	15,000	50,000
Ticket Sales	28,624	17,787
Subscription Sales	7,668	5,536
Total	**51,292**	**73,322**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans – In October 2020, the Company entered into an SBA Disaster loan agreement for $130,400 with an interest rate of 3.75% and a maturity date of October 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $130,400 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	2,420
2022	2,513
2023	2,609
2024	2,708
2025	2,811
Thereafter	117,339

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 8,005,937 and 8,392,468 shares were issued and outstanding as of 2019 and 2020, respectively.

Common Shareholders are not entitled to any votes.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 2, 2021, the date these financial statements were available to be issued.

The Company raised $55k from the sale of Common Stock with a par value of $0.0001 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Concentration from Revenues

During the year ended December 31, 2019, there was a sponsored events that generated the majority of the Company's revenues in the amount of $50,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Rap Plug Inc.

Connecting Culture To Community Through Technology


RICK ROSS
Co-founder
ACCESS GRANTED
EXPLORE
VIEW ALL CONTENT

Website | Mableton , GA | MUSIC

$0.00 raised

0 Investors	$20M Valuation
$2.27 Price per Share	$249.70 Min. Investment
	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Rap Plug Live is a digital content startup that connects Hip Hop fans with their favorite artists as well as prominent figures in the rap community. Users can learn how to break into the industry from established pros through a curriculum designed by Hip Hop legends. Their team consists of battle-tested entrepreneurs, producers, and marketers who aim to make Rap Plug Live the number one educational platform for the Hip Hop industry.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Spearheaded by a team of industry leaders who collectively have over 30 years of experience building, growing and scaling businesses. They have worked with and collaborated with some of the biggest artists, brands and corporations in the world
- They have secured partnerships with MAJOR celebrities such as Rick Ross, Diddy, and Eric Bellinger as well as numerous influencers
- Thousands of active accounts, over $650,000 in seed funding, and revenue positive

OVERVIEW

We're here to teach the masses


OVER 200
GRAMMY NOMINATED AND OR AWARD WINNING SONGWRITERS, ARTIST, PRODUCERS, MANAGERS, LAWYERS, EXECUTIVES AND MORE.
ERIC BELLINGER
LYRICA ANDERSON
RAP PLUG LIVE
NIEMAN JOHNSON
DRUMMABOY
MR. HANKY
KEITH DORSEY
URSULA YANCY
KENNY BARTO

Rap Plug Live is a digital content platform that enables fans and followers to experience content and live videos from their favorite artists and industry pros. Our users can watch lessons from some of the best as they share their stories, skills, shortcuts, failures, and successes.

From concert live streams to exclusive events, Rap Plug Live makes sure your fans get access to concerts, listening parties, and behind-the-scenes content. They can connect from anywhere in the world, with any screen or headset. They can enjoy any experience as if they were actually there.


WHY
RAP PLUG

THE PROBLEM

The Hip Hop industry is inaccessible for most of the country

Whether you live in a densely populated community or a rural town, it's hard to learn from legitimate professionals in the industry. Many people don't know the true scope of jobs within the Hip Hop community due to lack of readily available information about the industry, despite the fact that the Hip Hop industry controls about 31% of the music market (Source). For those who take the plunge on their own, lack of access to mentors within the competitive industry can cause people to develop unhealthy business habits.


RAP
LIVE
RICK ROSS
RICK ROSS
BREAKING INTO THE MUSIC INDUSTRY
CAN FEEL IMPOSSIBLE
PROBLEM 1
People aren't aware of the multiple career options available in the industry.
PROBLEM 2
No matter where you live it's hard to connect to industry professionals.
PROBLEM 3
There is little access to best practices that build a strong foundation.

THE SOLUTION

An accessible curriculum created by Hip Hop professionals

We at Rap Plug take our relationships with pros very seriously. Our in-house star power and academic bandwidth have given us the ability to teach the masses about the ins and outs of the Hip Hop industry. Our industry pros often share rarely heard tips that will not only inspire but offer easily transferable skills into other industries.



RAP PLUG LIVE
DIGITAL STREAMING PLATFORM
LIVE
YOUR FAVORITE SONG
ERIC BELLINGER
WWW.RAPPLUGLIVE.COM
SOLUTION
MASTERCLASSES
LEARN INDUSTRY TIPS AND BEST PRACTICES FROM LEGITIMATE PRFESSIONALS
BREAK DEMOGRAPHIC BARRIERS WITH OUR IN HOUSE STAR POWER AND ACADEMIC BANDWIDTH
OUR PROS SHARE RARELY HEARD GEMS AND SKILLS THAT ARE EASILY TRANSFERRABLE TO OTHER INDUSTRIES.

With over 50 careers you may not see under the banner of the music industry, we offer top industry professionals who teach masterclasses, tips and best practices without solely focusing on just the artist out front. We will launch a series of A List influencer campaigns and Master Classes featuring top rappers and entertainers. , Starting with Rap Mogul Rick Ross and his friends.



YOUR BACKSTAGE PASS
TO YOUR DREAM MUSIC CAREER
MASTER CLASSES
WRITING CAMPS
LIVE CONCERTS
ACCESS GRANTED
PLUG TALK
BEHIND THE BEAT
PARKING LOT CONCERT SERIES
VIEW ALL CONTENT

Rap Plug Live is easy to use and easy to access. Download the app or visit the website to create a FREE account, then select and choose the content you would like to watch. From there, users can comment, stream and share content to their community as well as enter contests and challenges to PLUG with their favorite industry professional or celebrity. Our basic monthly subscription is $4.99 a month, and our Premium plan, which includes PPV content, is $90 a month. We also generate profit through sponsorships, events, and merchandise.


ROZAY
RL MIAMI

OUR TRACTION

Major brands and artists are tuning in

While we are new, Rap Plug Live's content has already been licensed and used by major media companies such as VHI, BET and Hulu. We have also secured partnerships and or collaborated with major labels, brands and corporations such as Reebok, Ford, Microsoft, Combs Enterprises, Epic, Pandora, and the SXSW Music Festival. Rap Plug Live is also proud to boast collaborations with artists such as Rick Ross, Diddy, 2 Chainz and more!

PARTNERSHIPS

Rap Plug has acquired and activated users and accounts on our platform who have tested, validated, and learned from top industry influencers and or professionals. Moreover, Rap Plug has generated thousands in revenue from online content, service offerings to artists and sold-out success events and activations from Coast to Coast. We have also raised over $650,000 in seed capital from friends, family and angel investors.

Lastly, Rap Plug has built a very robust internship program that consists of 60 plus paid, unpaid, and independently contracted staff members. Our team consists of 60+ youth and young adults from all over the country and includes partnerships with over 10+ colleges. We plan to expand our team so that we may create more opportunities for young adults aspiring to work in the Hip Hop industry.


60+ Interns and Staff Members
Creating Jobs for Youth and Young Adults

THE MARKET

Rap Plug Live brings the industry to you

Rap Plug is the SaaS platform for the Hip Hop and Music Industry. We are a subscription based video on demand (SVOD) platform that provides direct access to top music industry professionals and exclusive access to behind-the-scenes content that other SVOD platforms won't give their subscribers. Our users will learn how the Hip Hop industry works on a granular level as well as a macro level, which provides an immersive, educational experience.


LIVE
TARGET DEMOGRAPHIC
MUSIC LOVERS SEEKING CAREER PATHS IN THE MUSIC INDUSTRY.
MUSIC LOVERS SEEKING NEW WAYS TO BE ENTERTAINED BY THEIR FAVORITE ARTIST AND INFLUENCERS.

Through our contests and events, we give our users access to our celebrities and professionals in ways traditional social media cannot. We believe this access reinforces the hands-on learning approach that's required to learn about the Hip Hop industry. One of the reasons we are able to give our users this experience is because we provide revenue share opportunities for our celebrities and professionals. This model incentivizes A-list talent to collaborate with us, which in turn, provides us with a legitimate roster to teach up-and-coming professionals.


LIVE
STREAMING
$70.5
Billion
2021
- Neilpatel & Statistical Charts


ON DEMAND
CONTENT STREAMING
$30.6
Billion
2022
- Neilpatel & Statistical Charts

Lastly, and arguably most importantly, we believe in giving back to our users. Rap Plug provides job opportunities and programs for users who complete our classes and courses. We believe in both our cause to make the Hip Hop industry more accessible, as well as the strength of our curriculum, so that we can create a network of professionals who will help cultivate the next generation of Hip Hop professionals.


TALENT SHOWCASE

WHY INVEST

We believe we will elevate Hip Hop

The Hip Hop Industry is a multi billion dollar industry, and we plan to make Rap Plug its number one educational platform. Our early traction is already stellar, we have the network, platform, and technology to bring the Hip Hop industry to people throughout the country. Invest in Rap Plug, and be a part of the next generation of Hip Hop.


BE APART OF THE
NEXT GENERATION OF
THE BILLION DOLLAR
MUSIC INDUSTRY
RAP plug
LIVE
Welcome to Rap Plug Live.
Digital Streaming Platform.
GET ACCESS
LOGIN

In the Press

SHOW MORE

Meet Our Team



Branden Criss

CEO / Co-Founder

Branden Criss - Co Founder and CO CEO

Branden Criss is an Innovative leader, marketing consultant and tech entrepreneur with a long track record of success in marketing and growing businesses. He is the Co /Founder of Rap Plug Inc, and a self taught developer and the recipient of multiple awards, board member for multiple non profits and start ups, and a personal marketing, technology and branding consultant to celebrities, organizations and artists. He recently launched his tech start up "Rap Plug Inc" a social networking platform for the Hip Hop industry. Branden has raised hundreds of thousands of dollars for his start-up, won numerous pitch competitions, been accepted into multiple tech accelerators and received investments from major entities like Boomtown and ComcastNBC Universal The Farm. Branden has collaborated, consulted and contracted with major corporations, organizations and key influencers like Revolt TV, Combs Enterprise, Microsoft, United Way, SXSW, A3C Music Festival and Conference, BET, Viacom, Magix / Acid Pro Next, Reebok, Quality Control Music, Capitol Records, Eric Bellinger, P Diddy, Master P, Spotify, Sound Exchange and many more. Branden Criss alongside his partner Craig King has recently partnered with Rick Ross a.k.a. "The Boss" (artist/entrepreneur) as part owner of their venture and platform "Rap Plug Live".



Craig King

President / Co-Founder

Craig A. King has an extensive background of over 30 years in production, computer programming and engineering. He is the co-founder and CEO of Rap Plug alongside Branden Criss and has recently partnered with Rick Ross a.k.a. "The Boss" (artist/entrepreneur) as part owner.

Current and History

Mr. King produced the music and lyrics for Ford and their 2017 Born To Roll campaign and the music for the 2018 Born To Roll campaign as well. Mr. King worked in the university arena as an Adjunct Instructor at Vanderbilt University and Howard University. Multi-Award winning Craig A. King (The HipHop Technovator) has worked with Grammy award winning artists and producers Will Smith, Ludacris, Aaliyah, Quincy Jones, Kanye West and countless others as a producer and musician. This GRAMMY Voting member and co-owner of Gentle King Technologies has partnered with many powerhouses including Comcast/Universal-NBC, Intel, Microsoft, Ushers New Look Foundation (UNL), Foxconn, The Andrew Young Foundation, BET Africa and MTV Base etc.



Rick Ross

Partner

Rick Ross is a rapper and label boss from Mississippi who has received Grammy nominations He is a prolific artist, both as a solo performer and as a guest, and his Maybach Music Group has put out albums by artists including Wale, Meek Mill, French Montana and Teedra Moses. Ross is held in high esteem within the music industry, signing deals with P. Diddy and earning praise from Pharrell.

Maybach Music Group Label

Established in 2009, the bawse showed just how much of a leader he was when he created MMG, stacking his roster full of today's freshest rap artists, including Meek Mill, Wale, Rockie Fresh and Stalley.

WingStop - WingStop is part of the reason Ross is one of Hip-Hop's Cash Kings for the sixth year in a row. His poultry profits are far from paltry—somewhere in the low seven figures. Owning over 35 WingStop franchises.

Belaire Rosé - Rapper Endorsement Puts Luc Belaire Rosé on Most- Wanted List

Jetdoc

Jetdoc And Rick Ross Announce Strategic Partnership

The Grammy-Nominated Rapper and Entrepreneur Connects with The Fastest Growing Telehealth Company to Provide Affordable Access to Healthcare to Millions

https://en.wikipedia.org/wiki/Rick_Ross

***Rick Ross Compensation**: Rick Ross shall be compensated by equity interests in Rap Plug in the amount of twenty-five (25%) percent and will be outlined in a separate "Common Stock Agreement." Rick Ross will be compensated fifty percent (50%) of all gross revenue generated from events, activations, live streams, concerts, on-demand content, music distribution, content distribution etc., produced by Rap Plug if Rick Ross is involved directly or provided that Client involves, introduces or procures sponsors, partners, talent and or other affiliates directly. This does not include investments made from Crowd Funding Platforms and or direct investments made not related to or directly and or indirectly from Partner. Rick Ross' equity will be vested after the current StartEngine offering is complete.*



Peter Evans

Advisor

Peter Evans is the Managing Partner at the Platform Strategy Institute, a consultancy dedicated management strategy and application of platform business models across a wide range of sectors. Peter has over 20 years of experience leading teams in identifying, framing, assessing, and communicating high-priority marketplace trends and disruptions that support business planning and investment prioritization. He has specialized in helping companies see around corners, anticipate key market trends and craft seminal thought leadership that framed major multi-year growth initiatives.

At KPMG, he was a Principle in the Innovation and Enterprise Solution group responsible market and emerging technology sensing, innovation portfolio management and business development. To support the firm's intelligent automation strategy, he led a major study of how the world's largest enterprises are adopting artificial intelligence.

Prior to joining KPMG, Dr. Evans was Vice President at the Center for Global Enterprise a nonprofit established by Sam Palmisano, former Chairman and CEO of IBM. He was instrumental in framing and delivering on the Center's research, business education, and global CEO engagements.

Previously, Dr. Evans held key strategy and market intelligence roles at General Electric. He was the lead author of GE's seminal white paper 'Industrial Internet: Pushing the Boundaries of Minds and Machines," which articulated the macro trends behind GE's shift to a 'digital industrial' enterprise and led to the establishment of Predix.

He also worked as an independent consultant for a variety of corporate and government clients, including the US Department of Energy, the OECD and the World Bank.

He received his master's degree and PhD degree from the Massachusetts Institute of Technology. He is a lifetime member of the Council on Foreign Relations and an International Academy of Management Fellow. He is the co-chair of the MIT Platform Strategy Summit and the Founder of MusicTech Connect in Atlanta.



Laron Walker

Tech Advisor

About

Laron Walker is an Atlanta native who graduated summa cum laude from Tennessee State University (TSU) with a bachelor's degree in Electrical and Computer Engineering. Later, he enrolled in Purdue University to continue his studies where is earned his Master of Science in the same area. Armed with an entrepreneurial spirit, Laron suspended his PhD program to nurture his technology startup even though he had completed all but dissertation (ABD).

As an authority in technology, architecture and system integration, Laron has helped launch, advise and invest seed capital into several technology start-ups. Throughout his career, his focus has been to help companies plan, develop and implement their strategy using innovative technology approaches. In 2018, Laron successfully exited MyStemKits.com, a startup that he started and sold to a public company in less than 3 years.

Laron is the proud husband of Rachel Austin Walker, and father to Isaiah, Laila and Olivia.



Audrey Irvine

Media Consultant

With a passion for news, information and great storytelling, I enjoy surfacing compelling stories from local stations that have national impact. Utilizing the global reach of CNN, the goal is to bring local affiliates stories to light and enabling CNN to 'cover the country.' I am a consummate leader in breaking news where CNN is a market leader utilizing the affiliate footprint to obtain first pictures.

Specialties: Team building, Customer Service, Strategy, Strong Editorial Judgment

Offering Summary

Company :	Rap Plug Inc.
Corporate Address :	1103 Silvergate Lane , Mableton , GA 30126
Offering Minimum :	$9,999.35
Offering Maximum :	$999,998.56
Minimum Investment Amount (per investor) :	$249.70

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,405
Maximum Number of Shares Offered	:	440,528
Price per Share	:	$2.27
Pre-Money Valuation	:	$19,975,736.68

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family

Invest within the First 72 hours and receive an additional 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest in the next 10 days and receive an additional 5% bonus shares.

Amount Based:

Tier 1: $500

Rap Plug T-Shirt + Mask

Tier 2: $1,000

One Performance slot at a Rap Plug Artist Showcase

Definition: An artist performance slot is a 5-10 min performance on a stage / platform provided by Rap Plug in front of a physical or digital audience.

Definition: A artist showcase is an event held by Rap Plug for artists and or aspiring music industry professionals to collaborate, connect and showcase their skills and talent.

Rap Plug T-Shirt + Mask

Tier 3: $5,000

VIP pass to All Exclusive Rap Plug events

One Performance Slot at a Rap Plug Artist Showcase

Rap Plug T-Shirt + Mask

Tier 4: $10,000

5% bonus shares.

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Two Performance slots at a Rap Plug Artist Showcase

2 Rap Plug T-Shirts / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

RoundTable One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Tier 5: $25,000

7% Bonus shares

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Perform at Rap Plug Artist Showcases

Rap Plug T-Shirt / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

Round Table One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Tier 6: $50,000

10% Bonus shares

Access Exclusive Events (Festivals, Concerts, Showcases, etc)

Perform at Rap Plug Artist Showcases

Rap Plug T-Shirt / Mask

Quarterly Business Coaching

Lifetime Subscription to RPL Platform

(Includes Master Classes, BTS Content, etc)

RoundTable One on One with Founders

Access to Annual Meet & Greet with Rap Plug Award Winning Pros

Access to annual Rap Plug Retreat / Conference

Platinum Investor Member Club

Promoted on website

Promoted in an email blast (150K +)

VIP section at events

Special Edition Rap Plug Merchandise

All-Access Pass at selected Events

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Rap Plug will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $227. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main VIDEO / AUDIO

1. VIDEO: Image of cell phone with Rick Ross face, and Rap Plug app visible on phone

AUDIO: Rap Plug Live is a digital content platform that connects fans and followers to exclusive content and live videos from their favorite artists and industry pros.

2. VIDEO: Images of industry pros in the recording studio

AUDIO: Users can learn from industry pros as they share their insights and skills with our community.

3. VIDEO: Footage of industry pros at live performance venu. Footage of Branden Criss and Craig King walking in the Comcast building.

AUDIO: Rap Plug consists of

Innovators

Influencers

Leaders

We are the opportunity for the next generation.

We are the Chance you've been waiting for

4. VIDEO: Clips of artists performing, artists speaking on panels, and ambassadors and professionals in front of Rap Plug Banners.

AUDIO: Utilizing the brain trust of over 200+ Award Winning instructors we are creating real opportunities.

5. VIDEO: Footage of various artists performing live on stage and recording in the studio.

AUDIO: We've helped artists get signed and discovered creating a marketplace…

One Plug at a Time

6. VIDEO: Image of Rap Plug app listing Masterclasses, Writing Camps, and Live Concert app options on

AUDIO: We offer

Live streamed events

Master Classes

And Exclusive Access to the industry

7. VIDEO: Cut to footage of Rick Ross

AUDIO: Our Team Music Industry Moguls and Bosses Grammy Nominated Songwriters and Executives

8. VIDEO: Footage of community leaders and innovators standing on stage post-panel.

AUDIO: Community Leaders and Innovators

9. VIDEO: Rap Plug logo and image of Rap Plug sponsors.

AUDIO: Invest today in Rap Plug (for as low as $250) we are supported by the biggest names and brands in Hip Hop paired with thousands of downloads and users. Through technology Rap Plug connects the culture to the community.

10. VIDEO: 'Shout out' clips from Dj Khaled, Lil Baby, Sean "Diddy" Combs, Jada Kiss,

11. VIDEO: Rick Ross talking about Rap Plug

AUDIO: Rick Ross: Make sure you download the app, follow the page, repost, and spread the word. Rap Plug live is going to be everywhere: backstage, all the concerts, all the interviews, all the masterclasses, all the grand openings, all the launches you're going to be able to see it and get it here first.

<u>Plugged In Showcase Script</u>

<u>Video</u>

Rap Plug Live logo on-screen

Music artists performing on

stage at showcase

Text: Plugged in Artist

Showcase

Judges of showcase on screen

For performance

slots/sponsorships text

513-824-1860 OR Email

hello@rapplug.com

<u>Audio:</u>

Music

Master Class Video

Video:

Rap Plug

Masterclasses

Learn industry tips

Get Plugged in

Dumma Boy on screen

Eric Bellinger on screen

Image of two cellphones with

Rap Plug live app displayed on

screen.

Audio:

Music

"Yea yea yea this your boy Drumma Boy, AKA D-boy fresh and you're watching me right here on the Rap Plug"

"Yo what's good it's your boy Eric Bellinger and this is my official virtual writing camp"

Music

Rick Ross Rolling Loud Video

Video

Rolling Loud text on screen

Rick Ross is holding a microphone

Rick Ross walking to the stage

Rick Ross performing live at

Rolling Loud

Rick Ross talking into a microphone

Crowd dancing

Individuals opening Bellaire

Liquor bottles

Rick Ross speaking in microphone

Crowd screaming

Voiceover

Music

Announcer: Alright if y'all ready for Rozay make some noise"

"Turn it up"

"Crowd yelling"

"Maybach music"

"If you double MG you already know put your hands in the sky let's go"

"Can I get a Rozay?"

"Rozay"

"305 let's go"

"Maybach Music"

<u>Live Promo Video</u>

<u>Video</u>

Rap Plug Presents

Various celebrities backstage on performing live on stage

Four cellphones pictured with Rap Plug Live app opened on the screen.

Rap Plug Pros and producers in the recording studio.

Montage of celebrities being interviewed backstage at concerts and performing live on stage.

Desktop image of Rap Plug Live website visibly on the monitor.

<u>Audio</u>

Music

Why Rap Plug Video

Video:

Why Rap Plug?

Dj Khalid on screen

Sean “Diddy” Combs on screen

Montage of different music industry professionals.

Image of phone on-screen displaying Rap Plug Live app.

Audio:

DJ Khalid: “Yo it’s DJ Khalid

Shout out to Rap Plug’

Sean Combs: “Shout out to Rap Plug, baby."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]